

March 30, 2012

Via E-mail:
Mr. James Barge
Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 10, 2011**
> **Form 10-Q for the quarterly period ended December 31, 2011**
> **Filed February 2, 2012**
> **File No. 001-32686**

Dear Mr. Barge:

We have reviewed your response letter dated March 22, 2012 and your filings and have the following comments. As noted in our letter dated March 8, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period ended December 31, 2011

Media Networks, page 17
Advertising, page 17

1. We note your response to comment two from our letter dated March 8, 2012. In your earnings call, several participants repeatedly asked for clarifications on the scatter market trends during the quarter. Per your statements, the "Nickelodeon's rating … impacted last quarter's ad revenues in a significant way. In the remainder of the fiscal year, (you)

have a low proportion of ad sales that are tied-in to Nickelodeon, and … have more unit availabilities in the quarters than … in that multi-week period leading up to the holidays in the fourth calendar quarter." In the scatter market, although scatter pricing was up, volumes were down. "Individual advertisers appear to have hold into the upfront some of the scatter money that they would otherwise have spent… and people (that) focused in advertisers that increased their upfront buy and then had a corresponding decrease in their scatter buy in the quarter." These are just examples. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide further insight into challenges and risks on which the company's management is most focused on with respect to advertising, which is a significant revenue source for your Media Networks segment. Please provide more specificity and greater transparency in reporting advertiser behavior as it relates to the period just ended. You should discuss how the scatter volumes and pricing and ratings systemic issues impacted your advertising revenues, including the quantitative impact. Further, disclose whether you anticipate such trends to continue or change and the reasons why.

Filmed Entertainment, page 20
Adjusted Operating Income (Loss), page 20

2. We note your response to comment four from our letter dated March 8, 2012. It appears that you initially incur a loss during each period in connection with your release, franchise or distribution of notably top grossing films due to significant print and advertising expenses. Please discuss and quantify the profits or losses following the domestic launch and/or world premiere of films (i.e., Mission Impossible Ghost Protocol) for which you incurred losses previously due to the cost of print and advertising expenses. Will such profits, if any, more than offset the print and advertising expenses incurred for other films released (from your current studio slate) in subsequent periods? Refer to Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please file all correspondence over EDGAR. You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc. Mr. Steve Giove, Shearman & Sterling LLP